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                                                               Exhibit 99.(c)(3)


                           [AEGIS MUSE'S LETTERHEAD]



April 7, 2000

Board of Directors
Rosemore, Inc.
One N. Charles Street
Suite 2300
Baltimore, MD 21201

Dear Members of the Board of Directors:

  Rosemore, Inc. ("Rosemore") and Crown Central Petroleum Corporation ("Crown") will enter into an Agreement and Plan of Merger dated as of April 7, 2000 (the "Merger Agreement") pursuant to which Rosemore will acquire for a price of $9.50 per share all of the issued and outstanding Class A and Class B common stock of Crown held by stockholders other than Rosemore (the "Merger"). The Merger will be effected by having Rosemore Acquisition Corporation ("RAC"), a newly formed subsidiary of Rosemore, merge with and into Crown. Crown will be the surviving corporation in the Merger and will become a wholly owned subsidiary of Rosemore.

  You have asked us whether, in our opinion, the proposed consideration to be paid by Rosemore in the Merger is fair to Rosemore from a financial point of view. This letter confirms our oral opinion previously delivered to you:

  In arriving at the opinion set forth below, we have, among other things:

  1. Reviewed Crown's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 2000;

  2. Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of Crown, furnished to us by Crown;

  3. Conducted discussions with members of senior management of Crown and Rosemore concerning Crown's business and prospects;

  4. Reviewed the historical market prices and trading activity for Crown Common Stock and compared them with those of certain publicly traded companies which we deemed to be similar to Crown;

  5. Compared the results of operations of Crown with those of certain companies which we deemed to be reasonably similar to Crown;

  6. Compared the proposed financial terms of the Merger with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

  7. Reviewed the Merger Agreement; and

  8. Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

  In addition, Aegis Muse relied upon its own experience and judgment in projecting revenues and gross margins. Operating expenses were typically based on Crown's historical performance, and estimates of future capital expenditures were based both on Aegis Muse's own estimates of amounts needed to be spent to comply with existing and anticipated environmental regulations as well as Crown's own projections for sustaining capital.

  In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by Crown, and we have not independently verified such information or undertaken an independent appraisal, evaluation or actuarial evaluation of the assets or liabilities of the Crown. With respect to the financial forecasts and estimates of future overhead reductions furnished to us by Crown, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and

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judgement of Crown's management as to the expected future financial performance of Crown. Our opinion is based upon general economic, market, monetary and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof.

  This opinion is addressed to the Board of Directors of Rosemore and does not constitute a recommendation to any shareholders as to how such shareholders should vote on the proposed Merger.

  Aegis Muse Associates, LLC, as part of its strategic advisory business, is continually engaged in the valuation of refining and marketing businesses and their securities in connection with mergers and acquisitions. We have acted as financial advisor to Rosemore in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We have, in the past through our affiliate, Muse Stancil & Company, provided consulting services to Crown and have received fees for rendering such services. We may continue to provide advisory and consulting services to Rosemore or Crown, and receive fees for rendering such services. Such continuing financing services may include, without limitation, financing in connection with the Merger.

  On the basis of, and subject to the foregoing, we are of the opinion that the proposed consideration to be paid by Rosemore to the holders of Crown Stock in the Merger is fair to Rosemore (other than to Rosemore's shareholders or affiliates) from a financial point of view.

Very truly yours,

AEGIS MUSE ASSOCIATES, LLC



By: /s/ Garfield L. Miller
    -------------------------
    Garfield L. Miller, III